August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (303) 567-5600

Jeffrey H. Schwartz
Chief Executive Officer
ProLogis
4545 Airport Way
Denver, Colorado 80239

> **Re: ProLogis**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-12846**

Dear Mr. Schwartz:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 13

1. Please provide analysis of how the committee determined specific levels of compensation and how decisions regarding each component of compensation affected determinations regarding other elements. See Item 402(b)(1) of Regulation S-K. For example, we note the absence of disclosure relating to how you arrived at and why you paid the compensation awarded as cash bonuses and little disclosure relating to how you determined specific equity awards. Further, your disclosure on page 17 indicates that the committee considered a number of factors or achievements in setting compensation policies and awards in 2006 yet there is minimal substantive analysis or insight into how the committee weighed these factors in making specific payout determinations for 2006. Please provide a complete analysis of the factors considered by the committee in ultimately approving specific pieces of each named executive officer's compensation package and analyze the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

Compensation Elements for Executive Officers, page 14

2. We note that you grant contingent performance shares. We further note that the company's performance over a performance period is measured by comparing your total shareholder return to the fifty largest by market capitalization equity real estate investment trusts listed in the National Association of Real Estate Investment Trust's published index as of the beginning of the performance period. Please revise your disclosure to identify these equity real estate investment trusts.

3. Provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. McDaniel. See Item 402(b)(2)(vii) of Regulation S-K.

4. You state on page 14 that cash bonuses are generally targeted at mid-market levels, but are ultimately based on both individual and company performance for the year. We also note that performance share awards were earned based upon certain specified performance criteria, established in advance, for each executive and employee eligible. Please disclose the specific items of company performance and how your incentive awards are specifically structured around such performance goals. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required

because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).

5.   To the extent that it is appropriate to omit specific targets, you must provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please provide appropriate contextual detail that will give investors a meaningful understanding of the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded.

How Executive Pay Levels are Determined, page 16

6. We note that the compensation arrangements for all named executive officers, except for the CEO, are based in part upon on the recommendations of the CEO to the compensation committee. Please expand the disclosure relating to the CEO's crafting of compensation packages. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

7. With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against a subset of the peer group set forth on page 17 or a different group of companies than those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Your disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Summary Compensation Table for Fiscal Year 2006, page 19

8. Your use of extensive footnoting to the summary compensation table and other tables required by Item 402 of Regulation S-K impairs the readability of your disclosure. Please consider whether this information can be concentrated into several key material concepts that are readily understandable and that fit within your overall compensation discussion. See Section VI of Commission Release 33-8732A.

Non-Qualified Deferred Compensation for Fiscal Year 2006, page 28

9. We note the disclosure relating to earnings based upon the performance of an array of hypothetical investment funds that mirror the investment funds available

to participants in your 401(k) Plan. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Potential Payments upon Termination or Change in Control, page 30

10. We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Trustee Compensation for Fiscal Year 2006, page 34

11. For each trustee, disclose by footnote to the stock awards column of the trustee compensation table the grant date fair value of each stock award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor